

OLD MUTUAL®
Funds II

SUMMARY PROSPECTUS

July 27, 2010

Old Mutual TS&W Small Cap Value Fund
Class A (ticker symbol: OACVX)
Class Z (ticker symbol: OSMVX)
Institutional Class (ticker symbol: OICVX)

Before you invest in the Fund, you may want to review the Fund's statutory prospectus and statement of additional information, which contain more information about the Fund and its risks. You may find the Fund's statutory prospectus, statement of additional information, and other information about the Fund online at https://www.fundinsite.com/site/old-mutual-funds.aspx. You may also obtain this information at no cost by calling 888-772-2888 or by sending an email request to oldmutual@fundinsite.com. The Fund's statutory prospectus and statement of additional information, both dated July 27, 2010, are incorporated by reference into this summary prospectus.

INVESTMENT OBJECTIVE

The Fund seeks to provide investors with long-term capital growth.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $50,000 in Class A shares of this Fund or other retail mutual funds advised by Old Mutual Capital, Inc. More information about this and other sales charge discounts on Class A shares is available from your financial professional, in the section entitled "Investing in the Funds" in the Fund's statutory prospectus, and in the section entitled "Purchase and Redemption of Shares" in the Fund's statement of additional information.

Fees and Expenses Table

	Class A	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)			
Maximum Sales Charge (Load) (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None	None
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged)	2.00%	2.00%	2.00%
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00	$12.00
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)			
Management Fees	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	None	None	None
Other Expenses			
Service Fees	0.25%	None	None
Other Operating Expenses	0.22%	0.30%	0.16%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Other Expenses	0.48%	0.31%	0.17%
Total Annual Operating Expenses[1]	1.48%	1.31%	1.17%
Expense (Reduction)/Recoupment	0.03%	(0.05%)	(0.06%)
Total Annual Operating Expenses After Expense (Reduction)/Recoupment[2]	1.51%	1.26%	1.11%

[1] Total Annual Operating Expenses do not correlate to the Ratios of Gross Expenses to Average Net Assets of the Fund stated in the Financial Highlights, which reflect the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses.

[2] These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement to waive through December 31, 2011 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses do not exceed 1.50%, 1.25% and 1.10% for the Fund's Class A, Class Z and Institutional Class shares, respectively. The expense limitation agreement may be amended or continued beyond December 31, 2011 by written agreement of the parties.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Your Cost			
	1 Year	3 Years	5 Years	10 Years
Class A	$720	$1,025	$1,345	$2,251
Class Z	$128	$410	$713	$1,574
Institutional Class	$113	$366	$639	$1,415

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 83.31% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

To pursue its investment objective, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this Fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Value Index. The market capitalization of the companies in the Fund's portfolio and the Russell 2000 Value Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. The securities held in the Fund are primarily common stocks that Thompson Siegel & Walmsley, LLC ("TS&W"), the Fund's Sub-Adviser, believes present a value or potential worth that is not recognized by prevailing market prices or that have experienced some fundamental changes and are intrinsically undervalued by the investment community. Equity securities in which the Fund may invest include common and preferred stocks.

PRINCIPAL RISKS

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Small Company Risk. The Fund invests primarily in small-cap companies. While small-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's value style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

PERFORMANCE INFORMATION

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Prior to July 25, 2003, the Class Z shares of the Fund were known as the TS&W Small Cap Value Fund, LLC. On July 25, 2003, the Fund acquired the assets of the TS&W Small Cap Value Fund, LLC ("Predecessor Fund"). The Predecessor Fund was not registered under the Investment Company Act of 1940, as amended ("1940 Act"), nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares, which have the longest performance record. Performance for Class A and Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns through December 31, 2009 – Class Z Shares



2001	2002	2003	2004	2005	2006	2007	2008	2009
17.63%	(0.86%)	43.24%	30.60%	8.43%	19.51%	1.36%	(32.38%)	20.83%

The Fund's Class Z shares year-to-date return as of June 30, 2010 was (4.43%).

Best Quarter:	
6/30/03	18.82%

Worst Quarter:	
12/31/08	(24.43%)

The following table provides average annual total return information for the Fund's Class A, Class Z and Institutional Class shares. The Fund's performance is compared to the Russell 2000 Value Index, a widely recognized, unmanaged index that tracks the performance of the 2,000 small-cap companies in the Russell 2000 Value Index with lower price-to-book ratios and lower forecasted growth values. Sales loads are reflected in the performance table. (When the return After Taxes on Distributions and Sale of Fund Shares is greater than the Return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of fund shares, the capital loss is recorded as a tax benefit, which increases the return.)

Average Annual Total Returns as of December 31, 2009

	Inception (or "as of") Date	Past 1 Year	Past 5 Years	Life of Fund
Class A	7/31/03			
Before Taxes		13.49%	(0.02%)	7.39%
Class Z	7/31/00			
Before Taxes		20.83%	1.42%	11.42%
After Taxes on Distributions^		20.74%	(0.23%)	N/A
After Taxes on Distributions and Sale of Fund Shares^		13.53%	1.21%	N/A
Institutional Class	12/09/08			
Before Taxes		20.86%	N/A	23.69%
Russell 2000 Value Index	7/31/00			
(Reflects No Deduction for Fees, Expenses or Taxes)		20.58%	(0.01%)	7.77%

^ The Since Inception returns After Taxes on Distributions and After Taxes on Distributions and Sale of Fund Shares are not shown for the Predecessor Fund as the Predecessor Fund was not registered under the 1940 Act and, unlike a registered investment company, was not required to make distributions. The average annual total returns of the Class Z shares Before Taxes, After Taxes on Distributions, and After Taxes on Distributions and Sale of Fund Shares from July 25, 2003 (the date the Fund acquired the Predecessor Fund) to December 31, 2009, were 8.73%, 7.27%, and 7.62%, respectively.

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

MANAGEMENT

Investment Manager:	Old Mutual Capital, Inc.
Investment Sub-Adviser::	TS&W
Portfolio Manager:	

Name	Title	Length of Service
Frank H. Reichel III, CFA	Chief Investment Officer	Since 2007
	Portfolio Manager	Since 2000

PURCHASE AND SALE OF FUND SHARES

Minimum Investments Applicable to Class A Shares and Class Z Shares*

	Initial	Additional
Regular Accounts	$2,500	no minimum
Uniform Gifts/Transfer To Minor Accounts	$500	no minimum
Traditional IRAs	$2,000	no minimum
Roth IRAs	$2,000	no minimum
Coverdell Education Savings Accounts	$500	no minimum
Systematic Investment Plans I ("SIP I")[1]	$500	$25
Systematic Investment Plans II ("SIP II")[2]	No minimum	$50

* The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part.

(1) If a SIP I is established, the minimum initial investment for the Fund is $500 with a monthly systematic additional investment of $25 or more. A SIP I may be established on any type of account.

(2) An investor may establish a SIP II with no minimum initial investment if the monthly systematic additional investment is at least $50. A SIP II may be established on any type of account.

Institutional Class shares may be purchased by certain eligible investors and require a minimum initial investment of $1 million in the Fund. Eligible investors may also purchase Institutional Class shares with a minimum initial investment of $100,000 in the Fund provided they sign a letter of intent, committing them to increase that investment to a minimum investment of $1 million in the Fund within twelve months.

The Fund's distributor may waive the minimum initial investment amount at its discretion. No minimum applies to subsequent purchases effected by dividend reinvestment. Minimum initial investment means the net amount you invest in a Fund after the deduction of any applicable initial sales charge.

You may purchase or sell your shares of the Fund on any day the Fund is open for business by contacting your broker-dealer or other financial institution at which you maintain an account, or by contacting the Fund's transfer agent at 888-772-2888. Your broker-dealer or financial institution may charge you a fee for this service.

TAX INFORMATION

The Fund's distributions (other than a return of capital) generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax deferred arrangement such as a 401(k) plan or an IRA.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.